Exhibit 99.1

TechFaith Reports Second Quarter 2013 Financial Results

Beijing, China, August 20, 2013 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the second quarter ended June 30, 2013.

For the second quarter of 2013, TechFaith reported net revenue of US$30.2 million, an increase of 6.8% compared to US$28.2 million in the previous quarter. Revenue in the second quarter of 2013 derived from the Company’s Original Developed Product (ODP) was US$20.1 million compared to US$14.5 million in the first quarter of 2013 and US$13.5 million in the second quarter of 2012. Revenue from the Company’s Game segment was US$1.6 million compared to US$3.4 million in the prior quarter and US$7.2 million in the second quarter of 2012. Revenue in the second quarter of 2013 from the Company’s Brand name phone sales segment was US$8.4 million compared to US$10.3 million in the first quarter of 2013 and US$11.8 million in the second quarter of 2012.

Gross profit for the second quarter of 2013 was US$3.4 million compared to US$4.6 million in the previous quarter and US$7.3 million in the second quarter of 2012. Gross margin for the second quarter of 2013 was 11% compared to 16% in the previous quarter and 23% compared to the second quarter of 2012. Net loss attributed to TechFaith for the second quarter of 2013 was US$0.97 million or US$0.02 loss per basic and diluted weighted average outstanding ADS, compared to net income of US$0.3 million or US$0.01 per basic and diluted weighted average outstanding ADS in the previous quarter and a net loss of US$0.7 million or US$0.01 loss per basic and diluted weighted average outstanding ADS in the second quarter of 2012.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “While revenue for the second quarter was in line with our guidance, our gross margin was lower than expected as a result of the negative impact of competitions from the market. We would expect to see improvement in our gross margin in the third quarter. Demand in our ODP business was able to offset declines in both our Brand name phone sales and game business. This volatility is a continuation of the difficult business environment we have been navigating, with high competition in both domestic and international markets, shorter product lifecycles and lower average selling prices. While our balance of cash and cash equivalents remained robust at US$257.7 million it reflects a decline of about US$3.5 million compared to the prior quarter. The slight decline is primarily due to capital expenditure on equipment and facility constructions.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “We continue to see demand for our popular ruggedized phones. As a result, we launched several new models this year, and have received positive feedback. We are optimistic that shipments for the new ruggedized models will increase over the next few quarters given the uniqueness of the integrated hardware and software. The phone meets demands from a specific segment of the market and allows us to have more stability over our pricing. We are working to leverage our success with the ruggedized line into other niche models where market demand is not being presently met. We also continue to draw on our expertise to provide customized enterprise solutions for our customers and continue to develop our 17Fox brand in the domestic China market. In line with this strategy, we acquired some additional application software during the second quarter.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “The market remains highly competitive with new features quickly adopted by other handset developers. Our focus on niche opportunities gives us a more defensible market position but the unit volumes are much lower than those in popular mass market designs. This makes it critical that we maintain close relationships with our customers in order to meet their changing needs. We are confident that we can be successful in our approach but do not expect to see a rebound in our revenue to our higher historical levels over the near-term. Rather, we are focusing on driving improved profitability at the lower revenue level, and further strengthening our balance sheet. We also remain optimistic about the development of our facilities, which remain on track, as seen by the increased asset level on our balance sheet in terms of construction in progress and property value held.”

Third Quarter of 2013 Outlook

The forecast below is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the third quarter of 2013 to be in the range of US$29.0 million to US$33.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, August 20, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, August 20, 2013 in Beijing) using dial-in +1-857-244-7556 or +1-877-474-9503. The conference call passcode is 16255845. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 32882355. A webcast replay will also be available at www.techfaithwireless.com

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand (previously “17VEE”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Six Months Ended
	March 31	June 30		June 30
	2013	2013	2012	2013	2012

Revenues:
ODP	$14,532	$20,128	$13,470	$34,660	$32,415
Brand name phone sales	10,301	8,392	11,785	18,693	27,320
Game	3,402	1,643	7,151	5,045	15,347

Total net revenues	$28,235	$30,163	$32,406	$58,398	$75,082

Cost of revenues:
ODP	$13,157	$19,059	$13,661	$32,216	$31,172
Brand name phone sales	7,878	6,414	7,680	14,292	17,527
Game	2,639	1,303	3,746	3,942	8,232

Total cost of revenues	$23,674	$26,776	$25,087	$50,450	$56,931

Gross Profit	$4,561	$3,387	$7,319	$7,948	$18,151

Operating expenses:
General and administrative	$1,747	$1,722	$1,512	$3,469	$2,968
Research and development	1,845	1,884	2,179	3,729	5,141
Selling and marketing	647	657	4,626	1,304	9,982

Total operating expenses	$4,239	$4,263	$8,317	$8,502	$18,091

Government subsidy income	19	170	—	189	89
Other operating income	284	297	269	581	368

Income (loss) from operations	$625	$(409)	$(729)	$216	$517

Interest expenses	—	(1)	—	(1)	—
Interest income	523	447	635	970	1,081
Other income	—	4	4	4	4
Change in fair value of put option	(30)	(30)	—	(60)	—

Income (loss) before income taxes	$1,118	$11	$(90)	$1,129	$1,602
Income tax expenses	(754)	(1,177)	(278)	(1,931)	(1,970)

Net income (loss)	$364	$(1,166)	$(368)	$(802)	$(368)
Less: net (income) loss attributable to the noncontrolling interest	(58)	196	(346)	138	(759)

Net income (loss) attributable to TechFaith	$306	$(970)	$(714)	$(664)	$(1,127)

Net income (loss) attributable to TechFaith per share
Basic	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Net income (loss) attribute to TechFaith per ADS
Basic	$0.01	$(0.02)	$(0.01)	$(0.01)	$(0.02)

Diluted	$0.01	$(0.02)	$(0.01)	$(0.01)	$(0.02)

Net income (loss)	$364	$(1,166)	$(368)	$(802)	$(368)
Other comprehensive income, net of tax
Foreign currency translation adjustment	1,032	3,974	(3,093)	5,006	(3,366)

Comprehensive income	1,396	2,808	(3,461)	4,204	(3,734)

Less: Comprehensive income attributable to noncontrolling interest	(143)	(109)	(159)	(252)	(561)

Comprehensive income (loss) attributable to TechFaith	$1,253	$2,699	$(3,620)	$3,952	$(4,295)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30, 2013	March 31, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$257,715	$261,192	$257,950
Accounts receivable	21,665	10,016	8,666
Inventories	8,189	7,316	7,490
Prepaid expenses and other current assets	8,815	12,631	15,678

Total current assets	$296,384	$291,155	$289,784

Property, plant and equipment, net	$47,286	$43,329	$44,084
Land use rights, net	10,694	10,623	10,645
Construction in progress	40,252	38,919	36,530
Acquired intangible assets, net	4,041	3,612	4,061
Goodwill	1,242	1,242	1,242

Total assets	$399,899	$388,880	$386,346

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	19,180	10,364	11,140

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $187, $184 and $184 as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	15,212	15,672	13,464

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	9,885	9,571	9,173

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	2,527	3,351	4,178

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22, $21 and $21 as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	1,000	916	1,062

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2013, March 31, 2013 and December 31, 2012, respectively)	15,350	15,350	15,350

Total current liabilities	$63,154	$55,224	$54,367

Long-term loan	290	290	290

Total liabilities	$63,444	$55,514	$54,657

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	143,399	143,118	142,837
Accumulated other comprehensive income	51,438	47,769	46,822
Statutory reserve	23,137	23,137	23,137
Retained earnings	92,808	93,778	93,472

Total Techfaith shareholders’ equity	$310,798	$307,818	$306,284

Noncontrolling interest	$25,657	$25,548	$25,405

Total shareholders’ equity	$336,455	$333,366	$331,689

Total liabilities and shareholders’ equity	$399,899	$388,880	$386,346